Exhibit 99.2

GW Pharmaceuticals Receives FDA Fast Track and EMA Orphan Designations for Intravenous Cannabidiol in the Treatment of Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

- FDA Orphan Designation Previously Granted-

London, UK, 6 August 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation for a proprietary intravenous form of cannabidiol (CBD) to treat Neonatal Hypoxic-Ischemic Encephalopathy, or NHIE. In addition, the European Medicines Agency (EMA) has granted orphan designation for the same product to treat perinatal asphyxia, an alternate term that describes the same condition as NHIE, for which GW has already received Orphan Drug Designation from the FDA. There are currently no approved medicines in Europe or the U.S. specifically indicated for NHIE or perinatal asphyxia.

“GW believes that cannabinoids may have a potentially important role in the treatment of high need pediatric neurologic conditions. As a result, we have developed a proprietary intravenous CBD formulation specifically for use in this most vulnerable of patient populations, newborn infants with NHIE. As there are no current treatment options beyond induced hypothermia for the affected newborns, there exists a dramatic need to develop new and effective therapies aimed at preventing acute brain damage and enhancing long-term brain repair,” stated Justin Gover, GW’s Chief Executive Officer. “GW is now working towards the launch of a clinical development program in this important medical condition towards the end of this year.”

NHIE and Perinatal Asphyxia are forms of acute or sub-acute brain injury due to asphyxia caused during the birth process and resulting from deprivation of oxygen during birth (hypoxia). The incidence of these conditions is estimated to be approximately 12,000 to 24,000 cases per year in the United States and EU combined. Of these cases, 35% are expected to die in early life and 30% may suffer from permanent disability. The current standard of care for perinatal asphyxia patients is to induce whole-body hypothermia. This treatment is only available in specialized neonatal intensive care units and must be started within 6 hours of birth. Even if a patient is put into induced hypothermia there is still a significant rate of morbidity and mortality, with a meta-analysis of the available data revealing a 27% death rate. Among the patients who survive, 28% suffer from major neurodevelopment issues and 26% develop Cerebral Palsy.

FDA's Fast Track program facilitates the development and review of drugs intended to treat serious conditions and fill an unmet medical need. A drug development program with Fast Track designation is afforded greater access to the FDA for the purpose of expediting the drug's development, review and potential approval to get important new drugs to the patient earlier.

The EMA orphan designation is a status assigned to a medicine intended for use against a rare condition (prevalence of the condition in the European Union must not be more than 5 in 10,000) and allows a pharmaceutical company to benefit from incentives offered by the EU to develop a medicine for the treatment, prevention or diagnosis of a disease that is life-threatening or a chronically debilitating rare disease. These incentives can include reduced fees and protection from competition once the medicine is placed on the market.

References:

Smith J, Wells L, Dodd K. The continuing fall in incidence of hypoxic Ischaemic encephalopathy in term infants. Br J Obstet Gynaecol 2000;107:461

Thornberg E, Thiringer J, Odeback A, Milsom I. Birth asphyxia: incidence, clinical course and outcome in a Swedish population. Acta Paediatr 1995;84:927

Ghi T, Giunchi S, Pilu G, Youssef A, Morselli-Labate AM, Arcangeli T, Meriggiola MC, Pelusi C, Ancora G, Cocchi G, Faldella G, Pelusi G. Neonatal hypoxic-ischemic encephalopathy in apparently low risk pregnancies: retrospective analysis of the last five years at the University of Bologna. J Matern Fetal Neonatal Med. 2010 Jun;23(6):516-21

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex® (CBD or cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug candidate cannabidiol, the development and commercialization of cannabidiol, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657